Room 4561

Martin Wade, III
Chairman and Chief Executive Officer
Broadcaster, Inc.
9201 Oakdale Avenue, Suite 200
Chatsworth, CA 91311

       Re: **Broadcaster, Inc.**
               Revised Preliminary Information Statement on Schedule 14C
               Filed January 23, 2008
               File No. 0-15949

Dear Mr. Wade:

We have reviewed your filing and have the following comments

General

1.   We note your response to comment 1 of our letter dated January 14, 2008. Please revise your disclosure to provide a complete description of the disagreement over the two proposed merger candidates, JamNow and WebHost4Life, that occurred at the December 13, 2007 meeting of your Board of Directors. Please include in your disclosure a discussion of Mr. Quan and Mr. Gardner's respective interests in the proposed mergers. Finally, please provide a more complete description of your negotiations with JamNow. We note that in your response to comment 3 of our letter dated January 10, 2008, you mentioned a disagreement with JamNow over a $300,000 bridge loan that you do not discuss in your revised disclosure.

2.   Please revise your disclosure to state prominently, if true, that by removing Dr. Orza and Mr. Goodman, you are removing two of the three independent directors currently on your Board of Directors.

                *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503. If you thereafter have further questions, you may contact Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (516) 222-0948
Leslie Marlow
Lehman & Eilen LLP
Telephone: (516) 222-0888